June 14, 2013
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-5010
Attn: William H. Demarest, IV

Re:	Dethrone Royalty Holdings, Inc.
Form 8-K
Filed March 12, 2013
File No. 333-170393

Dear Mr. Demarest:

We are counsel to Dethrone Royalty Holdings, Inc. (the “Company”). We hereby submit, on behalf of the Company, a response to comments by the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated May 23, 2013 (the “Comment Letter”) relating to the Company’s Current Report on Form 8-K filed on March 12, 2013 (the “8-K”).  Set forth below are the Company’s responses to the Staff’s comments and are filed in conjunction with an amendment to the 8-K (the “Amendment”).  For convenience of the Staff, the numbered paragraphs below correspond to the numbered paragraphs contained in the Comment Letter.

Exhibit 16

1.
Your disclosure indicates that you have requested an Exhibit 16 letter from your former auditors and will file an amendment to this Form 8-K once the letter is received. Please tell us the status of the Exhibit 16 letter. We remind you to file a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K once such letter is obtained.

Response:

The Company has attached, as Exhibit 16.1, a letter from PMB Helin Donovan, LLP stating that PMB Helin Donovan, LLP agrees with the disclosures contained in the Amendment.

The Company hereby acknowledges the following:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 930-9700.

Very Truly Yours,

/s/ Timothy O’Brien
Timothy O’Brien